

Mail Stop 4631

March 28, 2017

Via E-mail
Ms. Jan A. Bertsch
Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551

> **Re: Owens-Illinois, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 10, 2017**
> **Form 8-K Filed February 1, 2017**
> **File No. 1-09576**

Dear Ms. Bertsch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gain on China Land Compensation, page 34

1.   Please tell us and disclose any material impact that the required return of land to the Chinese government had or is expected to have on your facility and operations in China.

Item 8 – Financial Statements and Supplementary Data

Consolidated Results of Operations, page 48

2.   You disclose on page 87 that you recorded an impairment charge of $25 million related
        to an equity investment that is included in "Other expenses, net." Since the impairment is
        related to an equity investee, please explain to us why you did not include it in "Equity
        earnings" based on the provisions of ASC 323-10-45. In addition, please tell us and
        disclose the remaining carrying value of this equity investment and your basis for
        determining the impairment you recorded.

Note 5 – Goodwill and Intangible Assets, page 61

3.   We note that intangible assets decreased $133 million during 2016. We also note that
        amortization expense for intangible assets was $39 million during 2016 and that
        intangible assets increased $202 million during 2016, as disclosed in note 19. Please
        explain the other factors that contributed to the decrease in intangible assets during 2016.

Note 8 – Restructuring Accruals, Asset Impairments and other Costs Related to Closed Facilities,
page 64

4.   In regard to the Other Restructuring Actions in 2016, please tell us and disclose the
        actions related to each reportable segment, the total amount of costs expected to be
        incurred, and the cumulative amount of costs incurred to date. In addition, please
        quantify and disclose the expected effects on future earnings and cash flows resulting
        from these other restructuring activities and the initial period when those effects are
        expected to be realized. Refer to ASC 420-10-50 and SAB Topic 5-P4.

Note 10 – Income Taxes, page 74

5.   You disclose that you have received tax assessments in excess of established reserves.
        You also disclose that if tax assessments are settled in excess of established reserves they
        could have a material impact on your results of operations, financial position or cash
        flows. Please tell us the amount of the tax assessments received, the amount of
        established reserves, and how you determined the amounts accrued. If you believe a
        material loss in excess of amounts accrued is reasonably possible, please clarify that fact
        and disclose the potential loss or a range of loss in excess of amounts accrued as required
        by ASC 450-20-50, or explain why you are unable to provide such an estimate.

Form 8-K dated February 1, 2017

6.   We note you present a non-GAAP measure you identify as adjusted free cash flow,
        calculated as cash provided by continuing operating activities less additions to property,
        plant and equipment plus asbestos-related payments. We note your disclosure that

"management uses adjusted free cash flow to evaluate its period-over-period cash generation performance because it believes this provides a useful supplemental measure related to its principal business activity." Please more fully explain to us and clarify why you believe adjusted free cash flow is useful to investors. In this regard, it is not clear to us why excluding asbestos-related payments from a non-GAAP liquidity measure is useful to investors since these payments have materially impacted operating cash flows during the past several years and are likely to continue to materially impact operating cash flows during the foreseeable future. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell at (202) 551-3772 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction